UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Whitney Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hancock Whitney Center, 701 Poydras Street, Suite 3100

(No. and Street)

New Orleans	Louisiana	70139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J DeBlanc — (504) 729-1147

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

909 Poydras Street	New Orleans	Louisiana	70112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Ronald J DeBlanc _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Whitney Investment Services, Inc. _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____



_____
Signature

SVP & CFO Hancock Whitney Investment Securities, Inc.
_____
Title

Vergie L. Riley
Notary Public #85121
Bar Roll #30946
State of Louisiana
My Commission is for Life

_____ Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hancock Whitney Investment Services, Inc.

(A wholly-owned subsidiary of Hancock Whitney Corporation)

Financial Statements and Supplemental Schedules

December 31, 2020

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hancock Whitney Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hancock Whitney Investment Services, Inc. (the "Company") as of December 31, 2020, and the related statements of income and comprehensive income, of stockholder's equity, and changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2020 (collectively, the "supplemental information") has been



subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2021

We have served as the Company's auditor since 2009.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 17,483,575
Receivables from clearing organizations and insurance companies	374,969
Securities owned, at fair value	4,386
Furniture and equipment, less accumulated depreciation of $251,625	7,706
Income taxes receivable	48,711
Deferred tax asset	226,525
Other assets	298,804
Total assets	$ 18,444,676

Liabilities and Stockholder's Equity

Accounts payable and other accrued expenses	$ 1,528,318
Due to Affliate	43,209
Total liabilities	1,571,527
Stockholder's equity	
Common stock, $1 par value per share; Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	15,199,449
Total stockholder's equity	16,873,149
Total liabilities and stockholder's equity	$ 18,444,676

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Income and Comprehensive Income
Year Ended December 31, 2020

Revenues		
Income from sales of annuity contracts	$	7,342,546
Fee income		11,024,891
Commission income		5,161,973
Underwriting income		726,646
Interest, dividends and other income		37,910
Total revenues		24,293,966
Expenses		
Employee compensation and benefits		15,122,785
Brokerage, clearing, and license fees		1,941,045
Occupancy and equipment		386,084
Data processing		759,638
Other expenses		3,172,039
Total expenses		21,381,591
Income before income taxes		2,912,375
Income taxes		291,388
Net income	$	2,620,987
Other comprehensive income		-
Comprehensive income	$	2,620,987

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Stockholder's Equity
Year Ended December 31, 2020

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2020	$ 1,000	$ 1,672,700	$ 12,578,462	$ 14,252,162
Net Income	-	-	2,620,987	2,620,987
Balance, December 31, 2020	$ 1,000	$ 1,672,700	$ 15,199,449	$ 16,873,149

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
Year Ended December 31, 2020

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2020.

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities

Net income	$ 2,620,987
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	2,389
Provision for deferred taxes	61,925
Decrease in receivables from clearing organizations and insurance companies	127,119
Decrease in underwriting fee receivable	123,750
Decrease in income taxes receivable	123,969
Decrease in other assets	82,976
Decrease in accounts payable and accrued expenses	(2,214,002)
Decrease in due to Affliate	(10,682)
Net cash provided by operating activities	918,431
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities	
Net cash used in financing activities	-
Net increase in cash and cash equivalents	918,431
Cash and cash equivalents, beginning of year	16,565,144
Cash and cash equivalents, end of year	$ 17,483,575

Supplemental disclosure of cash flow information

Cash paid to Parent for income taxes	$ 240,443

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Notes to Financial Statements
December 31, 2020

1.   **Organization and Significant Accounting Policies**

Organization and Operations
Hancock Whitney Investment Services, Inc. (the "Company") is a dually registered broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the brokerage and investment advisory business and is a wholly-owned subsidiary of Hancock Whitney Corporation (the "Parent").

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory products, as well as from participating in underwriting transactions.

Impact of COVID-19

During the year ended December 31, 2020, economic disruption that stemmed from government and societal response to the COVID-19 pandemic had an adverse impact on the Company's business, financial position and results of operations. Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, the extent to which it may or will continue to have an impact upon the Company's operations and financial results in future reporting periods cannot be predicted.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Credit Losses
On January 1, 2020, the Company adopted the provisions of Accounting Standards Codification Topic 326, "Financial Instruments – Credit Losses," that requires the measurement of expected credit losses over the life financial instruments. Certain of the Company's assets recorded at amortized cost are within the scope of Topic 326. If applicable, the Company records the estimate of expected credit loss as a valuation allowance account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit loss are reported as credit loss expense. In determining whether an allowance for credit loss is required, the Company assesses several factors including, but not limited to, the nature of the asset and its expected life, the creditworthiness of the counterparty and historical losses, if any.

Furniture and Equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes
The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock

Whitney Corporation and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated federal and state returns. Additionally, certain state income tax returns, as applicable, are filed by the Company on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

Revenue Recognition
Income from sales of annuity contracts
The Company, as agent, provides its customers with access to both fixed and variable annuity products through the use of third party carriers. Upon selection of an annuity product, the customer enters into a policy with the carrier. The Company's performance obligation is satisfied by fulfilling its responsibility to acquire the investment for which a fee is earned from the carrier based on agreed upon fee percentages on a trade date basis. The Company makes a monthly accrual for items outstanding 90 days or less at the end of the year. If an open receivable is more than 90 days overdue, it is not included in the monthly accrual.

Fee income
Fee income includes portfolio management and advisory service fees for investment products sold by our brokers. These are monthly fees charged on a contractual basis to customers for the management of their investment portfolios, generally based on the asset balances maintained in these products. Fees are recorded as earned on a gross basis, with expenses reflected in the appropriate expense line item.

Commission income
Commission income represents income earned from the sale of investment products (other than annuity contracts). The Company provides its customers with access to investment products through the use of a third party clearing agent to meet their financial needs and investment objectives. Upon selection of an investment product, the customer enters into a brokerage account arrangement with the third party clearing agent. The performance obligation is satisfied by fulfilling its responsibility to acquire the investment for which a commission is earned based on agreed-upon commission percentages on a trade date basis. As the principal in the arrangement, the Company recognizes the investment services commissions on a gross basis, with expenses reflected in the appropriate expense line item.

Commission income also includes insurance commission revenue that is recognized with sales of insurance policies, where the Company's performance obligation is connecting the customer to the insurance products. The Company also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed. Commissions from insurance companies are recognized when determinable, which is generally when such commissions are received or when we receive data from the insurance companies that allows the reasonable estimation of these amounts.

<u>Underwriting income</u>
Underwriting income includes fees for services arising from securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication. Revenue is recognized at the time the underwriting is completed based on the participation percentage and syndication fee percentage. Any costs associated with these transactions are reflected in the appropriate expense line item.

<u>Interest, dividends and other income</u>
Interest, dividends and other income includes interest and dividend income on balances with a third party clearing agent, as well as other miscellaneous income earned. Income is recorded on the accrual basis, or on a cash basis if not material and/or is considered constrained.

Commissions paid
Commissions paid to brokers are recorded as securities transactions occur and are paid to the financial advisors on a settlement date basis, which is not materially different from the trade date. Commission paid are reflected in the "Employee compensation and benefits" line item in the Statement of Income and Comprehensive Income.

Share-Based Compensation
The Company's employees participate in share-based compensation plans sponsored by the Parent. Share-based compensation consists of restricted share awards. The fair value of restricted share awards is based on the Parent's closing stock price on the day preceding the grant date. The Company is allocated a portion of share-based compensation expense from its Parent, recognized over the requisite service period.

Retirement Benefits
The Company's employees participate in defined benefit pension and other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. The Company also offers a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans are allocated to the Company by the Parent.

2.   **Recent Accounting Pronouncements**

Accounting Standards Adopted in 2020:

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." Topic 326, commonly referred to as Current Expected Credit Losses, or CECL, supersede the credit loss methodologies prescribed by Topic 310, and require the measurement of expected credit losses over the life of financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the provisions of Topic 326 on January 1, 2020 on a modified retrospective basis. There was no impact to the Company's financial condition or results of operations at the time of adoption or during the year ended December 31, 2020.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." The amendments in this Update modify certain disclosure requirements on fair value measurements set

forth in Topic 820, Fair Value Measurements. In addition, the amendments in this Update eliminate the phrase "an entity shall disclose at a minimum" to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements. The Company adopted the guidance effective January 1, 2020. Applicable modifications to disclosures surrounding fair value measurements are included in Note 3 - Fair Value Measurements. Adoption of this guidance had no impact upon the Company's results of operations or financial condition.

Accounting Standard Issued but not Yet Adopted at December 31, 2020

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes (Topic 740)." The amendments in this update are intended to simplify the accounting for income taxes by removing certain exceptions to GAAP. The amendments also improve consistent application of and simplify GAAP by modifying and/or revising the accounting for certain income tax transactions and by clarifying certain existing codification. The amendments in the update are effective for the Company for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. The Company is currently assessing the impact of adoption of this guidance, but does not expect the update to have a material impact upon its financial position and results of operations.

3.   **Fair Value Measurements**

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB's guidance also establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value, giving preference to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs derived principally from or corroborated by observable market data by correlation or other means.

The Company reports an interest-bearing money market deposit account ("money market account") in cash and cash equivalents. The money market account is recorded at an amount that approximates fair value. The money market account offers daily liquidity and there is no stated maturity.

At December 31, 2020, the Company owned Equity Securities as a result of an open position in a canceled customer trade. The security is carried at fair value based on pricing obtained from a pricing vendor that either utilizes current market quotes or employs measurement techniques using observable inputs to determine an asset's value.

The following table presents, for each of the fair value hierarchy levels, the Company's financial assets measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Money Market Deposit Account	$ 15,332,492	$ -	$ -	$ 15,332,492
Equity Securities	-	4,386	-	4,386
Total	$ 15,332,492	$ 4,386	$ -	$ 15,336,878

4.   Income Taxes

At December 31, 2020, the Company had a deferred tax asset of $226,525, which is primarily attributable to employee compensation and benefits, with no valuation allowance, as management believes it is more likely than not that the deferred tax asset will be fully realized. At December 31, 2020, the Company had no state net operating losses ("NOL"). Total income tax expense for the year ended December 31, 2020 was $291,388, which is comprised of current tax expense of $229,463 and deferred tax expense of $61,925. At December 31, 2020, $48,711 was due from the Parent for income taxes receivable.

Generally, the tax years open for examination are 2017 to the present. The following table presents a summary of the factors that affect income tax expense:

	Amount	Rate
Taxes computed at statutory rate	$ 611,599	21.00 %
Reversal of prior year uncertain tax position	(524,200)	(18.00) %
State income taxes (net of federal income tax benefit)	241,745	8.30 %
Other permanent differences	1,166	0.05 %
Employee share-based compensation	24,779	0.85 %
Return to provision adjustment	(63,701)	(2.19) %
Income tax expense	$ 291,388	10.01 %

The Company did not have any uncertain tax positions at December 31, 2020. Uncertain tax positions are the differences between a tax position taken, or expected to be taken on a tax return, and the benefit recognized and measured for accounting purposes. The uncertain tax position of $524,200 previously reported at December 31, 2019 financial statements was reversed in 2020 due to new information that enabled the Company to release the reserve. The Company does not expect the liability for unrecognized tax benefits to change significantly in 2021. The Company recognizes interest and penalties, if any related to income tax matters in income tax expense; no interest or penalties were recognized in 2020.

5.   Other Related-Party Transactions

As of December 31, 2020, the Company had $1,335,914 of cash on deposit with Hancock Whitney Bank (the "Bank"), a wholly owned subsidiary of the Parent.

The Company has an agreement with the Bank whereby the Bank, through its Trust and Asset Management business, provides certain investment services to the Company. The Company paid $24,000 to the Bank in 2020 pursuant to this agreement.

The Company operates in facilities that are leased from the Bank for which $318,008 was charged in 2020 to Occupancy and Equipment. The related-party agreement is short-term in nature and cancellable at any time with a thirty day notice.

The Company was also charged $1,693,718 of allocated expenses by the Bank for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

Expense associated with Parent sponsored share-based compensation was $323,889 in 2020. Employee pension and retirement plan expense associated with Parent sponsored plans totaled $601,747 in 2020.

On June 30, 2020, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at LIBOR plus 1.5% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note has a scheduled maturity date of June 30, 2024. During the year ended December 31, 2020, the Company did not borrow, nor did it have any balances outstanding, under this revolving note.

6. **Clearing Organization**

The Company has an agreement with National Financial Services, LLC, a clearing organization that performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires a security deposit of $100,000 to be maintained by the Company. This amount is reflected as other assets on the accompanying Statement of Financial Condition.

7. **Regulatory Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. In addition, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2020, the Company had net capital of $15,617,968, which was $15,367,968 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $1,571,527 and an aggregate indebtedness to net capital ratio of 0.10 to 1.00 at December 31, 2020.

The Company has entered into a written agreement with its clearing firm that requires the clearing firm to perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in underwriting transactions.

8. **Commitments and Contingencies**

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are

unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the Company's Statement of Financial Condition for these transactions.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. The Company's management expects, based upon defenses available and after consultation with legal counsel, the ultimate resolution of other litigation and claims will not have a material effect on the Company's results of operations or financial condition. The contingent settlement accrual of $2.3 million reflected in the Company's 2019 operating results related to an investigation by the SEC into certain share class selection practices by the Company in place from January 2014 to June 2017 was settled and paid in 2020 in amount that approximated the accrual.

9.   **Subsequent Events**

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 26, 2021 and has determined that no other significant events occurred after December 31, 2020, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2020   **Schedule I**

Net capital

Total stockholder's equity, qualified for net capital	$ 16,873,149
Less: Nonallowable assets	
Retail receivables and other assets	940,167
Furniture and equipment, net	7,706
Total deductions	947,873
Net capital before haircuts on securities positions	15,925,276
Less: Haircuts - Investment Securities	307,308
Net capital	$ 15,617,968
Aggregate indebtedness	$ 1,571,527
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	250,000
Excess net capital	15,367,968
Aggregate indebtedness to net capital ratio	.10

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Whitney Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2020, as amended, filed on February 26, 2021.

See report of independent registered public accounting firm.

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2020   **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3, and is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. See Note 7 for further details.

There are no differences between the above exemption and the exemption claimed in the Company's corresponding unaudited December 31, 2020, Part IIA FOCUS Report other than due to the inclusion of Footnote 74.

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2020   **Schedule III**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3, and is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. See Note 7 for further details.

There are no differences between the above exemption and the exemption claimed in the Company's corresponding unaudited December 31, 2020, Part IIA FOCUS Report other than due to the inclusion of Footnote 74.

See report of independent registered public accounting firm.



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Hancock Whitney Investment Services, Inc.

We have reviewed Hancock Whitney Investment Services, Inc.'s assertions, included in the accompanying Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in underwriting transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 26, 2021

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)

**Exemption Report Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2020**

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2020

Hancock Whitney Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in underwriting transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HANCOCK WHITNEY INVESTMENT SERVICES, INC.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ronald J. DeBlanc

Ronald J. DeBlanc, Vice President and CFO, Hancock Whitney Investment Services, Inc.

February 26, 2021



Report of Independent Accountants

To the Management and Board of Directors of Hancock Whitney Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Hancock Whitney Investment Services, Inc. for the year ended December 31, 2020, solely to assist the specified parties in evaluating Hancock Whitney Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Hancock Whitney Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 29, 2020 in the amount of $10,084 was compared to check number 097341 obtained from Ronald DeBlanc, SVP, CFO, and payment dated February 25, 2021 in the amount of $8,890 was compared to check number 103234, obtained from Ronald DeBlanc, SVP, CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $24,293,966, reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $11,009,795 to supporting schedules and working papers, which included trial balance accounts 624010, 624020, 625080, 265090, 626010, 626030, 626061, 626062, 638010, 638030, and 638040 of the Company, and previously filed FOCUS reports, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SPIC members in connection with securities transactions, of $622,271 to supporting schedules and working papers which included trial balance accounts 726040 and 726050 of the Company, provided by Ronald DeBlanc, SVP, CFO, noting no differences.



     c.   Compared deductions on line 2c(9)(i), total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, of $12,340 to the full Clearing Statement for period range 1/1/2020-12/31/2020 from National Financial Services LLC, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

     a.   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e $12,649,560 and $18,974, respectively of the Form SIPC-7, noting no differences.

     b.   Recalculated the mathematical accuracy of the SIPC deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $11,009,795 reflected in SIPC-7 and in the related schedules and working papers, which included trial balance accounts 624010, 624020, 625080, 265090, 626010, 626030, 626061, 626062, 638010, 638030, and 638040, noting no differences.

     c.   Recalculated the mathematical accuracy of the SIPC deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SPIC members in connection with securities transactions, of $622,761 reflected in SIPC-7 and in the related schedules and working papers, which included trial balance accounts 726040 and 726050, noting no differences.

     d.   Compared deductions on line 2c(9)(i), total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, of $12,340 to the full Clearing Statement for period range 1/1/2020-12/31/2020 from National Financial Services LLC, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Management of Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Whitney Investment Services, Inc.
Hancock Whitney Center
701 Poydras Street, Suite 3100
New Orleans, LA 70139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald DeBlanc (504)-729-1147

WORKING COPY

2. A. General Assessment (item 2e from page 2) $18,974

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,084)

07/28/2020
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 8,890

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,890

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 8,890

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Whitney Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 12th day of February, 20 21.

SVP, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 24,293,966

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   11,009,795

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   622,271

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,340

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   12,340

        Total deductions   11,644,406

2d. SIPC Net Operating Revenues $ 12,649,560

2e. General Assessment @ .0015 $ 18,974

        (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments_ If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC		FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated		NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated		NASDAQ	OMX PHLX
			SIPC	Securities Investor Protection Corporation